
SPL
vate·Adapt·Excel

FILE NO.
82 - 34708

June 6, 2003

VIA FEDERAL EXPRESS


03022720


SEC MAIL PROCESSING
RECEIVED
JUN 09 2003
WASH. D.C. 152 SECTION

Securities and Exchange Commission
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Official Minutes of the Annual General Meeting of Shareholders of the Company, and Minutes of the Extraordinary Meeting of Preferred Shareholders of the Company, both held on April 15, 2003;
2. Amended extract from the Trade Register in Amsterdam for the Company, dated May 20, 2003 (in Dutch, accompanied by the English translation), with an explanatory "Annex"; and
3. Press Release titled: "SPL WorldGroup Streamlines Utility Business Processes with Major Enhancements to the CorDaptix™ Customer Management Solution", dated June 1, 2003.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

dlw 6/19

continued ....

h:\ak\myd\SEC\(11th subm) 6-6-03fdx.com

FILE NO.
82 - 34708

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,



Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/

cc: Robert A. Zuccaro, Esq.

FILE NO.
82 - 34708


SEC MAIL
PROCESSING
RECEIVED
JUN 9 2003
WASH. D.C.
152
SECTION

MINUTES
of the annual general meeting
of shareholders of
SPL WorldGroup B.V.,
having its corporate seat in Amsterdam,
(hereinafter referred to as: the "Company")
held on April 15, 2003 in Amsterdam.

Chairman: Mr John C.C. Paans
Secretary: Mr Alex van Doorn

The chairman opened the meeting and stated that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Association and the statutory provisions. The chairman furthermore informed the meeting that, in accordance with the attendance list, which will be attached to the minutes of this meeting 4,286,979 shares are represented at the meeting, constituting approximately 31.4% of the entire issued share capital.

The chairman brought up for discussion the following issues included in the agenda for this meeting:

1. the election to the Board of Directors of the Company two nominees receiving the highest number of votes as Inside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement

FILE NO.
82 - 34708

dated as of July 1, 2000 among the shareholders of the Company (the "Shareholders Agreement").

2. the election to the Board of Directors of the Company three nominees receiving the highest number of votes as Outside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Shareholders Agreement.

3. the election to the Board of Directors of the Company S.J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement.

4. the re-election to the Board of Directors CD Hobbs as Chief Executive Officer of the Company.

5. the approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as detailed in the Notice and Agenda.

6. the approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2002, as detailed in the Notice and Agenda.

7. the approval of the audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP.

8. the approval of the audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP.

FILE NO.
82 - 34708

9. the approval of the cancellation of a total of 40,000 Series B common shares of the Company's capital stock repurchased by the Company from Brenton McPherson and to approve the cancellation of a total of 200,000 Series B common shares to be repurchased by the Company from The Brandes Family Trust.

10. the authorization of each lawyer of Baker & McKenzie to take whatever actions necessary to consummate the cancellations of Series B common shares mentioned under 9.

The meeting unanimously adopted the agenda as moved by the chairman.

The chairman then proceeded to the first item on the agenda. The chairman informed the meeting that since there are only two nominees to be elected as Inside Directors, both nominees will automatically be elected if they receive any votes. The chairman then informed the meeting that L. Folb and T. Winer have received 1,249,566 and 4,670,786 votes respectively for the election as Inside Directors in the pre-meeting election conducted pursuant to the Shareholders Agreement and therefore proposed to appoint L. Folb and T. Winer as Inside Directors of the Company effective per the date of this meeting. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

The chairman proceeded to the second item on the agenda. The chairman informed the meeting that since there are only three nominees to be elected as Outside Directors, all nominees will automatically be elected if they receive any votes. Furthermore the chairman informed the meeting that Mr. D.L. Eilers has resigned as Managing Director of the Company, effective as of today.
The chairman then informed the meeting that Mr. J-C. Gruffat, Mr. R.L. Peirce and Ms. A. Rotbard received 3,674,521, 4,097,401 and 1,108,606 votes respectively for the election as Outside Directors in the pre-meeting election conducted pursuant to the Shareholders Agreement and therefore proposed to appoint Mr. J-C. Gruffat, Mr. R.L. Peirce and Ms. A. Rotbard as Outside Directors of the Company effective per the date of this meeting. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

FILE NO.
82 - 34708

Subsequently the chairman moved to the third item on the agenda, being the election of Mr. S.J. Meresman as Director to the Board of Directors of the Company designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement. The chairman informed the meeting that Mr. M.S. Mor has resigned as Designated Director of the Company effective as of today and that Mr. S.J. Meresman will be appointed as Designated Director in his place. The chairman put the proposal to elect Mr. S.J. Meresman as Designated Director effective per the date of this meeting to a vote and observed that all votes were cast in favor of this proposal and therefore this proposal was hereby accepted.

The chairman then proceeded to the fourth item of the agenda, being the re-election of Mr. CD Hobbs to the Board of Directors of the Company. The chairman put the proposal to elect Mr. CD Hobbs as Director effective per the date of this meeting to a vote and observed that this proposal was unanimously accepted by the shareholders present at the meeting.

Then the chairman moved to the fifth agenda item, being the approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as detailed in the Notice and Agenda. The chairman put this proposal to a vote and observed that all votes were cast in favor of this proposal and therefore this proposal was hereby accepted.

The chairman proceeded to the sixth item on the agenda, being the approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2002, as detailed in the Notice and Agenda. The chairman proposed to extend the term for drawing up the audited accounts with a period of six months, in accordance with Article 22.2 of the Company's Articles of Association. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.





FILE NO.
82 - 34708

Then the chairman moved to the seventh item on the agenda, being the approval of the audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP. The chairman proposed to adopt the audited accounts of the Company and put this proposal to a vote. All votes were cast in favor of this proposal and therefore this proposal was hereby accepted.

Subsequently the chairman moved to the eighth item on the agenda, being the approval of the audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP. The chairman proposed to adopt the audited accounts of the Company and put this proposal to a vote. All votes were cast in favor of this proposal and therefore this proposal was hereby accepted.

The chairman moved to item 9 on the agenda, being the cancellation of a total of 40,000 Series B common shares of the Company's capital stock repurchased by the Company from Brenton McPherson and the cancellation of a total of 200,000 Series B common shares to be repurchased by the Company from The Brandes Family Trust. The chairman proposed to cancel 40,000 Series B common shares and in addition to cancel 200,000 Series B common shares, under the condition precedent that these 200,000 Series B common shares are repurchased from The Brandes Family Trust. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Finally, the chairman moved to the tenth and last item on the agenda, being the authorization of each lawyer of Baker & McKenzie to take whatever actions necessary to consummate the cancellations of Series B common shares mentioned under 9. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

FILE NO.
82 - 34708

Amsterdam, April 15, 2003



John C.C. Paans
Chairman



Alex van Doorn
Secretary

ATTENDANCE LIST ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, APRIL 15, 2003

Name	# Shares	Proxy	Date of Proxy
Standard Nominees (C.I.) Ltd.	307266	Yes	April 1, 2003
J.P. Leatherwood	107	Yes	April 2, 2003
Jarvie Nominees Ltd.	1992530	Yes	April 3, 2003
TCV LP	713970	Yes	April 8, 2003
TCV CV	56540	Yes	April 8, 2003
TCV II VOF	18904	Yes	April 8, 2003
TCV II CV	88856	Yes	April 8, 2003
TCV II LP	581978	Yes	April 8, 2003
TCV II (Q) LP	447431	Yes	April 8, 2003
TCV II Strategic Partners LP	79397	Yes	April 8, 2003

TOTAL	4286979

FILE NO.
82 - 34708

FILE NO.
82 - 34708

MINUTES
of an extraordinary meeting
of preferred shareholders of
SPL WorldGroup B.V.,
having its corporate seat in Amsterdam,
(hereinafter referred to as: the "Company")
held on April 15, 2003 in Amsterdam.

Chairman: Mr John C.C. Paans
Secretary: Mr Alex van Doorn

SEC MAIL PROCESSING SECTION RECEIVED JUN 09 2003 WASH. D.C. 152

The chairman opened the meeting and stated that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Association and the statutory provisions. The chairman furthermore informed the meeting that, in accordance with the attendance list, which will be attached to the minutes of this meeting, 1,301,350 preferred shares are represented at the meeting, constituting approximately 75.8% of the entire issued preferred share capital.

The chairman brought up for discussion the following issues included in the agenda for this meeting:

1. the election to the Board of Directors of the Company two nominees receiving the highest number of votes as Inside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000 among the shareholders of the Company (the "Shareholders Agreement").

FILE NO.
82-34708

2. the election to the Board of Directors of the Company three nominees receiving the highest number of votes as Outside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Shareholders Agreement.

3. the election to the Board of Directors of the Company S.J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement.

4. the re-election to the Board of Directors C.D. Hobbs as Chief Executive Officer of the Company.

5. the approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as detailed in the Notice and Agenda.

6. the approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2002, as detailed in the Notice and Agenda.

7. the approval of the audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP.

8. the approval of the audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP.

9. the approval of the cancellation of a total of 40,000 Series B common shares of the Company's capital stock repurchased by the Company from Brenton McPherson and to approve the cancellation of a total of 200,000 Series B common shares to be repurchased by the Company from The Brandes Family Trust.





FILE NO.
82 - 34708

10. the authorization of each lawyer of Baker & McKenzie to take whatever actions necessary to consummate the cancellations of Series B common shares mentioned under 9.

The meeting unanimously adopted the agenda as moved by the chairman.

The chairman then proceeded to the first item on the agenda. The chairman informed the meeting that since there are only two nominees to be elected as Inside Directors, both nominees will automatically be elected if they receive any votes. The chairman then informed the meeting that L. Folb and T. Winer have received 1,249,566 and 4,670,786 votes respectively for the election as Inside Directors in the pre-meeting election conducted pursuant to the Shareholders Agreement and therefore proposed to appoint L. Folb and T. Winer as Inside Directors of the Company effective per the date of this meeting. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

The chairman proceeded to the second item on the agenda. The chairman informed the meeting that since there are only three nominees to be elected as Outside Directors, all nominees will automatically be elected if they receive any votes. Furthermore the chairman informed the meeting that Mr. D.L. Eilers has resigned as Managing Director of the Company, effective as of today. The chairman then informed the meeting that Mr. J-C. Gruffat, Mr. R.L. Peirce and Ms. A. Rotbard have received 3,674,521, 4,097,401 and 1,108,606 votes respectively for the election as Outside Directors in the pre-meeting election conducted pursuant to the Shareholders Agreement and therefore proposed to appoint Mr. J-C. Gruffat, Mr. R.L. Peirce and Ms. A. Rotbard as Outside Directors of the Company effective per the date of this meeting. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Subsequently the chairman moved to the third item on the agenda, being the election of Mr. S.J. Meresman as Director to the Board of Directors of the Company designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement. The chairman informed the meeting that Mr. M.S. Mor has resigned as Director of the Company effective as of today and that Mr. S.J. Meresman will be appointed as Director in his

FILE NO.
82 - 34708

place. The chairman put the proposal to elect Mr. S.J. Meresman as Director effective per the date of this meeting to a vote and observed that all votes were cast in favor of this proposal and therefore this proposal was hereby accepted.

The chairman then proceeded to the fourth item of the agenda, being the re-election of Mr. CD Hobbs to the Board of Directors of the Company. The chairman put the proposal to elect Mr. CD Hobbs as Director effective per the date of this meeting to a vote and observed that this proposal was unanimously accepted by the shareholders present at the meeting.

Then the chairman moved to the fifth agenda item, being the approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as detailed in the Notice and Agenda. The chairman put this proposal to a vote and observed that all votes were cast in favor of this proposal and therefore this proposal was hereby accepted.

The chairman proceeded to the sixth item on the agenda, being the approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2002, as detailed in the Notice and Agenda. The chairman proposed to extend the term for drawing up the audited accounts with a period of six months, in accordance with Article 22.2 of the Company's Articles of Association. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Then the chairman moved to the seventh item on the agenda, being the approval of the audited accounts of the Company for the fiscal year ended June 30, 2000, as audited by Ernst & Young under Dutch GAAP. The chairman proposed to adopt the audited accounts of the Company and put this proposal to a vote. All votes were cast in favor of this proposal and therefore this proposal was hereby accepted.

FILE NO.
82 - 34708

Subsequently the chairman moved to the eighth item on the agenda, being the approval of the audited accounts of the Company for the fiscal year ended June 30, 2001, as audited by Ernst & Young under Dutch GAAP. The chairman proposed to adopt the audited accounts of the Company and put this proposal to a vote. All votes were cast in favor of this proposal and therefore this proposal was hereby accepted.

The chairman moved to item 9 on the agenda, being the cancellation of a total of 40,000 Series B common shares of the Company's capital stock repurchased by the Company from Brenton McPherson and the cancellation of a total of 200,000 Series B common shares to be repurchased by the Company from The Brandes Family Trust. The chairman proposed to cancel 40,000 Series B common shares and in addition to cancel 200,000 Series B common shares, under the condition precedent that these 200,000 Series B common shares are repurchased from The Brandes Family Trust. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Finally, the chairman moved to the tenth and last item on the agenda, being the authorization of each lawyer of Baker & McKenzie to take whatever actions necessary to consummate the cancellations of Series B common shares mentioned under 9. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, April 15, 2003



John C.C. Paans
Chairman



Alex van Doorn
Secretary

FILE NO.
82 - 34708

ATTENDANCE LIST ANNUAL MEETING OF PREFERRED SHAREHOLDERS OF SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, APRIL 15, 2003

Name	# Preferred Shares	Proxy	Date of Proxy
TCV LP	674590	Yes	April 8, 2003
TCV CV	53420	Yes	April 8, 2003
TCV II VOF	8908	Yes	April 8, 2003
TCV II CV	41878	Yes	April 8, 2003
TCV II LP	274274	Yes	April 8, 2003
TCV II (Q) LP	210866	Yes	April 8, 2003
TCV II Strategic Partners LP	37414	Yes	April 8, 2003

TOTAL	1301350

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:

Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 745.420,94
Paid up capital	:EUR 745.420,94
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

29,00 20-05-2003 Page 00002 follows.


RECEIVED
JUN 09 2003
152
SECTION

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

	America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Hobbs, C D ....
Date and place of birth	:29-09-1943, Indianapolis, Indiana, United ..... States of America ....
Address	:9 Stone Dam Road, Bethel Connecticut 06801, ... United States of America ....
Date of entry into office	:28-09-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Folb, Lewis John ....
Date and place of birth	:13-07-1945, Johannesburg, South-Africa ....
Address	:15 Carmen Street, St Ives NSW 2075, Australia .
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Gruffat, Jean-Claude ....
Date and place of birth	:06-11-1944, Lyon, France ....
Address	:8 Avenue de Lowendal, 75007 Parijs, France ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

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FILE NO.
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KAMER VAN KOOPHANDEL
AMSTERDAM

45,00 Amstelveen, 20-05-2003

M. SCHWEGLER

HOOFDKANTOOR
DE RUYTERKADE 5
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FILE NO.
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KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

---

Rechtspersoon:

Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statuten-wijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 745.420,94 ....
Gestort kapitaal	:EUR 745.420,94 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:

Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ....
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, ... Zuid-Afrika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Naam	:Meresman, Stanley J. ....
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van .... Amerika ....
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 20-05-2003 Blad 00002 volgt.

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KAMER VAN KOOPHANDEL AMSTERDAM

	Staten van Amerika ....
Infunctietreding	:09-02-1998 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Hobbs, C D ....
Geboortedatum en -plaats	:29-09-1943, Indianapolis, Indiana, Ver. Staten van Amerika ....
Adres	:9 Stone Dam Road, Bethel Connecticut 06801, ... Ver. Staten van Amerika ....
Infunctietreding	:28-09-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Folb, Lewis John ....
Geboortedatum en -plaats	:13-07-1945, Johannesburg, Zuid-Afrika ....
Adres	:15 Carmen Street, St Ives NSW 2075, Australië .
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Rotbard, Aliza ....
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië ....
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Gruffat, Jean-Claude ....
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk ....
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk .
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

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KAMER VAN KOOPHANDEL
AMSTERDAM

42,32

Amstelveen, 20-05-2003

Voor uittreksel

mw. M. Schwegler

HOOFDKANTOOR
DE RUYTERKADE 5
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ANNEX

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated May 20, 2003, which is a publicly available document.

Changes registered with the Trade Register as evidenced by this extract include:

- the resignation of Moshe Simha Mor and Daniel Lyle Eilers as Managing Directors, registered with the Trade Register by means of filing a Form 16; and
- the appointment of Jean-Claude Gruffat as Managing Director, registered with the Trade Register by means of filing a Form 11 and a Form 18.

FILE NO.
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SPL
Innovate·Adapt·Excel


Press Releases



FOR IMMEDIATE RELEASE

Contacts:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL WorldGroup Streamlines Utility Business Processes with Major Enhancements to the CorDaptix™ Customer Management Solution

June 1, 2003, Morristown, NJ, USA — SPL WorldGroup has responded to the growing global success and enthusiasm for its widely praised CorDaptix™ customer management software. With the new CorDaptix 1.5, utilities and service companies can significantly upgrade user efficiency, expand their products and services, and streamline essential tasks.

"Utilities around the world rely on the CorDaptix™ solution to underpin customer-centric, forward-looking service," said SPL CTO Guerry Waters. "They're increasingly recognizing that customer data must inform virtually every business decision. CorDaptix 1.5 helps speed the right data in the right forms to the right destinations throughout the enterprise. It also facilitates cost-cutting while simultaneously expanding utilities' potential responses to customer needs."

Waters continued, "At the heart of CorDaptix lies SPL's commitment to customers. Our customers have suggested many of the 1.5 enhancements, and we've developed them in ways that facilitate specific utility business processes. That's what we mean when we say that SPL builds solutions not just *for* the energy industry, but also *by* the energy industry."

SPL has enhanced the business process capabilities within CorDaptix to improve call-center efficiency and quickly upgrade customer service representatives' effectiveness. CorDaptix 1.5 includes:

- Interactive, scripted business processes. Such scripts help reduce errors by providing step-by-step instructions for a new task or a task that is seldom performed. Scripts are also useful when customer service representatives confront unusual customer questions or need to conduct marketing


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campaigns.
- A financial portal zone in the dashboard. This feature consolidates information needed for many different transactions. It reduces navigation through screens and speeds user response to questions.
- Context menus and trees that improve navigation. CorDaptix 1.5 has, for instance, a single-screen view of a specific workflow process – a feature that reduces training costs and increases productivity.

The new release supports retailers, distributors, and integrated utilities alike with new tools that address commercial and industrial customer needs, such as:

- Summary handling of large accounts. CorDaptix 1.5 shows summarized tables of data when accounts have large consolidated bills. The product can also filter the data to meet specific criteria, such as service address. These enhancements facilitate a variety of bill management and payment processes, including the distribution of partial payments.
- Quotations for products and services. CorDaptix 1.5 allows users to provide potential customers with accurate cost estimates or quotes. Companies can also develop billing simulations based on the actual rates and other conditions that will be in place should their customer accept the quote. CorDaptix can supply multiple scenarios for customers with multiple sites. Should a prospective customer decide to accept an offer, CorDaptix can easily convert the quote into a contract; there is no need to capture the relevant contract details a second time.

Because today's utility and service company also has a major focus on mass-market and mid-market customers, CorDaptix 1.5 expands the ability to offer products and services to these groups, thus helping to increase customer satisfaction. CorDaptix now supports, for instance, amortized loan repayments and cross-product discounts. It also enhances support for existing product and services lines in such areas as:

- Service credits, which support both loyalty programs and the capital credits programs of North American co-ops.
- Service Appointments. CorDaptix 1.5 arms customer service representatives with field service schedules so that they can make appointments for customers who require a service call.

CorDaptix 1.5 supports SPL's outstanding implementation track record and its reputation for easy upgrades and use by offering:

- A configuration lab in which users can test and migrate changes to CorDaptix configuration datasets. With CorDaptix 1.5, companies can easily test many different types of changes under multiple scenarios, including new products and services, marketing campaigns, tariff changes, etc. Once the changes are approved, they can be automatically migrated to the production environment, reducing the errors inherent in re-keying the data.
- An archive engine that removes older transaction data from a production environment.
- A framework for integrating multi-language, currency-supported reporting tools with the core system. This feature permits easier navigation to reports.

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- A Web self-service framework that helps integrate CorDaptix information into a customer-facing website. This framework enhances service offerings like auto pay, bill look-up, and meter self-read.
- Tools that facilitate the creation of custom portal zones. Portals specific to the company's business improve information access, reduce navigation, and lower training costs.

Because SPL is committed to serving the global market, CorDaptix 1.5 responds to specific regional and generalized global needs. New features include:

- Non-billed budgets. This feature facilitates payment schedules not linked directly to billing schedules. (Use: U.K. and Australia, where payments may be made fortnightly, but the customer may be billed only quarterly.)
- Optional forms of personal identification that meet privacy requirements in specific countries. Alternative rules for rounding off numbers. (Use: Japan, Australia.)
- Techniques for handling customer concessions. Some countries grant permanent or temporary customer concessions that a utility may not know about at the time the bill is calculated. (Use: Australia.)
- Asian character-set accommodation.

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About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

About CorDaptix™
SPL's CorDaptix solution is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

Call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

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For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

©2003 SPL WorldGroup, Inc. All Rights Reserved. SPL WorldGroup, SPL, and CorDaptix are trademarks owned by SPL WorldGroup B.V. or its subsidiaries. SPL WorldGroup, SPL, and CorDaptix and are registered as trademarks in the United States and in certain other jurisdictions. All other brand, product and company names herein are used for identification purposes only and are the property of their respective owners.

Copyright © 2003 SPL WorldGroup. All rights reserved

